UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Northern Technologies International Corporation

(Name of Issuer)

Common Stock, $0.02 Par Value

(Title of Class of Securities)

665809 10 9

(CUSIP Number)

G. Patrick Lynch

Inter Alia Holding Company

c/o Northern Technologies International Corporation

4201 Woodland Road, P.O. Box 69

Circle Pines, Minnesota 55014

(763) 225-6636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 665809 10 9

1	Name of Reporting Persons: Inter Alia Holding Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 649,668

	8	Shared Voting Power 0

	9	Sole Dispositive Power 649,668

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 649,668

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 15.3%

14	Type of Reporting Person: CO

(1)           Includes 83,160 shares pledged by Inter Alia.

CUSIP No. 665809 10 9

1	Name of Reporting Persons: Juliane I. Lynch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 649,668

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 649,668

11	Aggregate Amount Beneficially Owned by Each Reporting Person 649,668

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 15.3%

14	Type of Reporting Person: IN

(1)           Includes 83,160 shares pledged by Inter Alia.

CUSIP No. 665809 10 9

1	Name of Reporting Persons: G. Patrick Lynch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,828 (1)

	8	Shared Voting Power 649,668 (2)

	9	Sole Dispositive Power 25,828 (1)

	10	Shared Dispositive Power 649,668 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 675,496 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 15.9% (1)

14	Type of Reporting Person: IN

(1)   Includes 10,360 shares of common stock issuable upon exercise of stock options within 60 days of December 4, 2009.

(2)   Consists of shares of common stock held by Inter Alia Holding Company, 83,160 shares of which have been pledged by Inter Alia.

This Amendment No. 1 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 28, 2008 (the “Original Statement”), filed by and on behalf of Inter Alia Holding Company, an Ohio corporation (“Inter Alia”), Juliane I. Lynch, the President of Inter Alia, and G. Patrick Lynch, an officer and stockholder of Inter Alia, with respect to the common stock, par value $0.02 per share (the “Common Stock”), of Northern Technologies International Corporation, a Delaware corporation (“NTIC”).  Inter Alia, Juliane I. Lynch and G. Patrick Lynch are sometimes collectively referred to herein as the “Reporting Persons.”

Except as set forth below, there are no changes to the information in the Original Statement.  All terms used but not defined in this Amendment No. 1 are as defined in the Original Statement.  The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 5:

(a)                                  1.                                       Amount beneficially owned:  Inter Alia is the record owner of 649,668 shares of NTIC common stock.  J.I. Lynch is the President of Inter Alia.  J.I. Lynch’s beneficial ownership includes the 649,668 shares of NTIC common stock held by Inter Alia.  J.I. Lynch does not hold any shares of NTIC common stock directly.  G.P. Lynch’s beneficial ownership includes:  (1) 15,468 shares of NTIC common stock, (2) 10,360 shares of NTIC common stock issuable upon the exercise of stock options exercisable within 60 days; and (3) 649,668 shares of NTIC common stock held by Inter Alia, of which Mr. Lynch is a stockholder and shares voting and dispositive power over such shares.

2.                                       Percent of class:  Inter Alia: 15.3%, as of December 4, 2009; J.I. Lynch:  15.3% and G.P. Lynch:  15.9%.  The foregoing percentages are calculated based on 4,240,679 shares of NTIC common stock outstanding as of December 4, 2009.

(b) Number of shares as to which Inter Alia has:
(i)	Sole power to vote or to direct the vote	649,668
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	649,668
(iv)	Shared power to dispose or to direct the disposition of	0
Number of shares as to which J.I. Lynch has:
(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	649,668
(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	649,668
Number of shares as to which GP. Lynch has:
(i)	Sole power to vote or to direct the vote	25,828
(ii)	Shared power to vote or to direct the vote	649,668
(iii)	Sole power to dispose or to direct the disposition of	25,828
(iv)	Shared power to dispose or to direct the disposition of	649,668

(c)           On September 5, 2008, shortly prior to his death, Philip M. Lynch, founder and former Chief Executive Officer of Inter Alia, as well as former Chairman and Chief Executive Officer of NTIC, pledged 295,000 shares of NTIC common stock owned by Inter Alia (the “Pledged Shares”) as collateral for a $1,500,000 loan to International Barcode Corporation (d/b/a “BTI”) by The Park Avenue Bank (the “Loan”).  BTI defaulted on the Loan in March 2009 and again in June 2009 and The Park Avenue Bank subsequently foreclosed upon and sold 202,400 of the Pledged Shares.  Other than the foreclosure and subsequent sale of 202,400 of such Pledged Shares, neither Inter Alia, J.I. Lynch nor G.P. Lynch has effected any transactions in NTIC common stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

On September 5, 2008, shortly prior to his death, Philip M. Lynch, founder and former Chief Executive Officer of Inter Alia, as well as former Chairman and Chief Executive Officer of NTIC, pledged 295,000 shares of NTIC common stock owned by Inter Alia as collateral for a loan in the principal sum of $1,500,000 to BTI by The Park Avenue Bank pursuant to the terms of that certain Pledge and Security Agreement dated as of September 5, 2008 between The Park Avenue Bank and Inter Alia (the “Pledge Agreement”).  BTI defaulted on the Loan in March 2009 and again in June 2009 and The Park Avenue Bank subsequently foreclosed upon and sold 202,400 of the Pledged Shares pursuant to the terms of the Pledge Agreement, the Uniform Commercial Code as enacted in the State of New York and a Stipulation of Settlement Between the Bank and G. Patrick Lynch and Inter Alia (the “Stipulation”).  A copy of the Pledge Agreement has been filed as Exhibit 99.4 to this report.  A copy of the Stipulation has been filed as Exhibit 99.5 to this report.

G.P. Lynch currently holds stock options to purchase an aggregate of 23,540 shares of NTIC common stock at exercise prices ranging between $5.38 and $9.95 per share, 10,360 of which were exercisable within 60 days of December 4, 2009.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of NTIC.

Item 7.	Material to be Filed as Exhibits.
The Reporting Persons hereby add the following disclosure to this Item 7:

Exhibit	Description
99.1	Joint Filing Agreement, dated December 4, 2009 by and among the Reporting Persons (filed herewith).

99.2

Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

99.3

Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

99.4	Pledge and Security Agreement dated as of September 5, 2008 between The Park Avenue Bank and Inter Alia Holding Company (filed herewith).

99.5	Stipulation of Settlement Between The Park Avenue Bank, G. Patrick Lynch and Inter Alia Holding Company (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2009.

INTER ALIA HOLDING COMPANY

By:	/s/ Juliane I. Lynch

Its:	President

/s/ Juliane I. Lynch
Juliane I. Lynch

/s/ G. Patrick Lynch
G. Patrick Lynch

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Joint Filing Agreement, dated December 2, 2008 by and among the reporting persons.	Filed herewith

99.2	Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan	Incorporated by reference to Exhibit 10.5 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000). (File No. 1-11038)

99.3	Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.8 to NTIC’s Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 1-11038)

99.4	Pledge and Security Agreement dated as of September 5, 2008 between The Park Avenue Bank and Inter Alia Holding Company	Filed herewith

99.5	Stipulation of Settlement Between The Park Avenue Bank, G. Patrick Lynch and Inter Alia Holding Company	Filed herewith